Exhibit 28(a)
                                  NEWS RELEASE

For Release Tuesday, June 13, 1995

                         AMERICAN EXPLORATION ANNOUNCES
                         AGREEMENT TO SELL SAWYER FIELD

       Houston, TX -- American Exploration Company announced today that it has signed a purchase and sale agreement with Louis Dreyfus Natural Gas Corp. to sell American's interest in the Sawyer Field for approximately $64 million. The transaction is subject to certain conditions, including obtaining the approval of American's banks. The purchase price will be subject to adjustment for activity in the field since January 1, 1995, the effective date of the transaction. Proceeds will be used to repay bank borrowings which totalled $62.5 million as of June 1, 1995. Louis Dreyfus has also agreed to purchase additional interests in the Sawyer Field managed by American.

       The Sawyer Field interests being sold represent approximately 75 Bcf of proved gas reserves net to American. Thirty-seven percent of the proved reserves are undeveloped. During the first quarter of 1995, the Sawyer Field accounted for approximately 20 percent of American's net production on a Mcf equivalent basis, or approximately 20 million cubic feet of gas per day.

       Commenting on the transaction, Mark Andrews, Chairman and Chief Executive Officer, said, "We view the sale of our Sawyer Field interests as having two strategic benefits to American. First, the sale enables American to eliminate its bank debt and significantly strengthen its financial position. Post-sale, American's debt to capitalization will be approximately 27% with very strong cash flow to debt coverage ratios. Second, the sale enables American to concentrate its development, exploitation and exploration efforts on the offshore Gulf of Mexico and onshore Gulf Coast which build on recent successes at Brazos, West McAllen and West Cameron.

       American Exploration Company is an independent oil and gas company with operations focused in the onshore Gulf Coast and offshore in the Gulf of Mexico. American's common and preferred stock is traded on the American Stock Exchange under the symbols AX and AX.PR.C.

Contact:
       Frank Murphy
       Vice President, Corporate Finance
       (713) 756-6269
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